UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

6 December 2004

Commission file number: 1-14824

TPG N.V.

Neptunusstraat 41-63

2132 JA Hoofddorp

The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F           ☒            FORM 40-F           ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

YES         ☐            NO          ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

Industry recognises TNT Logistics operational excellence, 2 December 2004

Gm’s Holden renews and expands partnership with TPG in Australia, 2 December 2004

2 December 2004

Industry recognises TNT Logistics operational excellence

TNT Logistics’ operational excellence has been further recognised as the company recently received three major awards for its logistics and supply chain management services to automotive and other customers in both Brazil and Australia.

TNT Logistics Brazil was awarded the prestigious Volvo Logistics Award for the third year running, being elected as the best Logistics Services Provider in Brazil.

Furthermore the company was elected the best logistics provider in the automotive industry in Brazil for the fourth year, winning the AutoData award in the Logistics Group 2004 category. TNT Logistics received the award for its operations with the French car manufacturer Renault.

In Australia, TNT Logistics and Holden, the General Motors automotive manufacturer, together won the Doug Beattie Trophy for Supply Chain Management. The award was for the joint submission of the significant achievement in managing the integration of supply chains, demonstrating innovation and success to an array of projects that added value across Holden’s supply chain. TNT Logistics and Holden chose “Evolution through Collaboration” as the theme of the submission.

About the Volvo Logistics award

The Volvo Logistics award is a joint initiative between the Centre of Logistics Studies (CEL) at Coppead/Federal University in Rio De Janeiro (UFRJ), Volvo Brazil, and the magazine Tecnologística. The award - one of the most important awards in the Brazilian logistics market - is granted based on a survey conducted among the top companies in the country. It aims to identify their perception of the service levels provided by logistics service operators in Brazil. In the questionnaire, interviewees indicate in which service the chosen company excels.

About the AutoData award

The award is given by the AutoData magazine, a specialized publication dedicated to the automotive industry, widely recognized in the Brazilian editorial market. The award includes 16 categories. Initially, the AutoData editorial board chooses the best four cases published during the previous 12 months in each category, taking into account those operations that contributed most to the Brazilian automotive industry during that period. Magazine readers choose the final winners among these cases.

About the Doug Beattie Trophy

The Doug Beattie Trophy for Supply Chain Management was presented on November the 18th at the National Logistics Supply Chain Awards event. It is awarded by the Logistics Association of Australia which is Australia’s leading Association focused on logistics & supply chain management, representing the logistics profession both in Australia and internationally.

About TNT Logistics

TNT Logistics is a leading global logistics company. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. Through its freight forwarding unit it provides air and sea freight services within an international network. It exploits technology to achieve optimisation, integration and visibility throughout the supply chain. The company focuses on a diverse range of market sectors including automotive, tyres, electronics, consumer goods, utilities & telecom and publishing & media.

TNT Logistics employs appr. 40,000 people, who are operating in 39 countries, managing over 7.1 million square metres of warehouse space. In 2003, TNT Logistics reported sales of €3.735 billion. The TNT Logistics web site address is: www.tntlogistics.com.

2 December 2004

GM’s HOLDEN RENEWS AND EXPANDS PARTNERSHIP WITH TPG IN AUSTRALIA

TPG N.V., through its division TNT Logistics, has signed an agreement for the renewal and expansion of its contract for logistics services with Holden, the General Motors automotive manufacturer in Australia.

TNT Logistics Australia will continue, for another three years, as the Lead Logistics Provider for General Motor’s aftermarket service parts division, Holden Service Parts Operation (HSPO). The activities include inbound transport from 500 domestic suppliers, national outbound transport of stock and emergency orders to over 350 dealers. Besides services already provided through the contract, TNT Logistics will now handle packaging as an additional service. The operations will be conducted in a purpose built logistics warehouse.

Other services TNT Logistics Australia perform for the Holden business include the recently renewed warehouse contract, reverse logistics credit assessment service, international materials management of imported and exported product and finished vehicle distribution for the premium Holden Special Vehicle brand of cars to dealers nationally across Australia.

This contract win coincides with TNT Logistics Australia and HSPO winning the Doug Beattie Trophy for Supply Chain Management, a prestigious Australian award which was presented on November the 18th at the National Logistics Supply Chain Awards event. The award was for the joint submission of the significant achievement in managing the integration of supply chains.

To support its successful market share of national and global car sales HSPO strengthened its partnership with TNT Logistics, with the aim of enhancing the added value of its own logistics services for its Australian and international customers. TNT Logistics Australia and Holden started working together in 1996.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TPG N.V.

By: /s/ Tanno Massar
Name: Tanno Massar
Title: Director TPG Media Relations

Date: 6 December 2004